Exhibit 99.1

Genenta Announces Strategic Transformation into a Biotech, Defense, Aerospace, and

National Security Industrial Consolidator

● Building on Biotech Heritage, Expanding into Defense and National Security Through

Industrial Integrations of Privately Held Specialized Italian Companies

● ATC - a Defense-Sector Company: First Industrial Integration

● Praexidia Foundation Joins as a Long-Term Strategic Shareholder

● Corporate Name Change to Saentra Forge S.p.A.

● Biotech Clinical Updates and Partnering Strategy

● Cash, Cash Equivalents, and Marketable Securities of approx. $33 million

Milan, Italy and New York, USA – January 27th, 2026 – In response to evolving market dynamics and strategic opportunities, Genenta Science S.p.A (Nasdaq: GNTA) is embarking on a strategic transformation to evolve into a next-generation strategic industrial consolidator focused on acquiring privately held businesses operating in national-security regulated sectors contemplated by the Italian Golden Power1 legislation. The Company intends to target majority ownership in companies with established operating profitability, typically generating up to approximately €5 million in EBITDA2. In this context, Genenta plans to adopt the new corporate name of Saentra Forge S.p.A. with a new Nasdaq ticker symbol of SAEN3.

Saentra Forge intends to pursue a value-creation strategy by acquiring targets at private-market valuations and integrating these companies under Saentra Forge. Through this integration, the Company will seek to enhance these businesses through operational upgrades, institutional-grade governance, and improved financial visibility. Execution has commenced with ATC, a defense-sector company.

1 “Golden Power” is Italy’s investment screening framework — broadly comparable to CFIUS in the United States, the IEF regime in France, and the United Kingdom’s NSI Act — and covers strategic domains such as biotechnology, biosecurity, defense, cybersecurity, AI-driven intelligence, aerospace, quantum technologies, secure communications, and critical infrastructure.

2 See “Non-GAAP Information” below for a discussion of the measure EBITDA.

3 The new corporate name and the new Nasdaq ticker symbol will become effective upon approval by its shareholders at a Shareholders’ Meeting scheduled for March 25-26, 2026.

First Industrial Integration

ATC is a private company operating as a high-precision manufacturer of tactical rifles and special-forces weapon systems, and competition-grade sporting firearms. Genenta has entered into a binding agreement according to which it will provide funding for ATC through a series of reserved capital increases, via a performance-based and staged acquisition to support operations with the ultimate goal of owning a controlling position in ATC upon the achievement of defined performance milestones. The transaction has received the required clearance under the Golden Power regulatory framework. ATC holds UAMA4 and SeRNI5 export-control licenses, NATO6 qualifications, and authorization from the Italian Ministry of Defense, and its platforms are used by special-forces units and include combat-proven systems. Genenta expects to fund a total of EUR 5.1 million in several performance-driven tranches. ATC is projecting revenues of approximately €4.0 million in 2026, increasing to around €9.0 million by 2027. The company operates with a solid net cash position and no outstanding bank debt, reflecting a disciplined management structure. On the profitability side, ATC forecasts EBITDA of more than €2.0 million in 2026, with management expecting EBITDA to approximately double in 2027. See “Non-GAAP Information” below for a discussion of the measure EBITDA. In addition, ATC anticipates closing 2026 with a positive cash balance exceeding €2.0 million, and expects to further strengthen its liquidity position by ending 2027 with cash exceeding €5.0 million.

Praexidia Foundation7 Joins as Strategic Long-Term Shareholder of the Company

At the core of the Company’s strategic configuration is the Praexidia Foundation, which has become a shareholder8. The Praexidia Foundation is a private law foundation bringing together senior figures from Italian government institutions, the defense industry, and the armed forces, supporting long-term strategic alignment and stability.

The Company, the Foundation, and Pierluigi Paracchi, Founder and CEO, have entered into a shareholders’ agreement that provides for consultation rights on significant corporate transactions and a renewable five-year lock-up, thereby reinforcing long-term alignment, continuity, and effective control. The sovereign-aligned nature of the Praexidia Foundation further strengthens the Company’s governance framework, supporting regulatory coherence, strategic continuity, and efficient execution of acquisitions in sectors subject to the Golden Power regulations.

Biotech Clinical Updates and Partnering Strategy

The Company has reached key clinical milestones that it believes will now enable the advancement of its cell therapy platform through partnerships with leading pharmaceutical and biotech companies, with the potential to accelerate development, market access, and strategic value. DC Advisory has been engaged to serve as the Company’s exclusive financial advisor for partnership initiatives. Such initiatives are envisaged to prioritize leveraging the technology platform for broader applications and indications, particularly in solid tumors that are inherently difficult to target, while pursuing combination therapy approaches, or continuing development of Temferon as a glioblastoma multiforme (GBM) monotherapy. During this process, the Company will continue to advance its trial in GBM, pursue a capital-efficient approach to advancing additional opportunities through partnerships and does not plan to internally advance the GU study and other clinical trials at this time.

The Company expects its cash, cash equivalents, and marketable securities at December 31, 2025, to be approximately $33 million, compared to $17.7 million at June 30, 2025. The increase is primarily due to the Company’s registered direct offering with certain institutional investors as indicated in the Company’s Form 6-K filed with the Securities & Exchange Commission on October 28, 2025.

For more information, please see the Company’s Form 6-K filed with the Securities and Exchange Commission today.

4 UAMA is the Italian government authority responsible for authorizing and overseeing the export and transfer of defense-related materials under applicable Italian and international regulations.

5 SeRNI: SeRNI, the Italian National Register of Defense and National Security Companies, certifies authorized defense and national security operators.

6 North Atlantic Treaty Organization

7 www.fondazionepraexidia.org

8 Praexidia Foundation has become a shareholder of the Company through a donation of shares by Pierluigi Paracchi.

About: Genenta Science (Nasdaq: GNTA), which will be renamed as Saentra Forge (Nasdaq: SAEN, pending effectiveness), will be a next-generation strategic consolidator focused on privately held specialized companies operating in Italian national-security regulated sectors, with activities spanning cybersecurity, defense, aerospace, and biotechnology/biosecurity.

Preliminary and Unaudited Nature of Reported Results. The Company’s cash, cash equivalents, and marketable securities expectations for the year ended December 31, 2025, are preliminary, unaudited, and are subject to change based on the completion of ongoing internal control, review, and audit procedures. As a result, these amounts may differ materially from the amounts that will be reflected in the Company’s audited consolidated financial statements for the year ended December 31, 2025. Accordingly, you should not place undue reliance on this preliminary estimate.

Non-GAAP Information. This release includes EBITDA, which is a non-GAAP financial measure. EBITDA is defined as net loss adjusted to exclude interest income, income tax expense, and depreciation and amortization. This non-GAAP measure is not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles (GAAP) and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Genenta believes that this non-GAAP financial measure, when considered together with its financial information prepared in accordance with GAAP, can enhance investors’ and analysts’ ability to meaningfully compare its results from period to period and to its forward-looking guidance, and to identify operating trends in its business. However, non-GAAP information is not superior to financial measures calculated in accordance with GAAP, is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. A reconciliation of EBITDA for 2026 and 2027 to a corresponding GAAP financial guidance measure is not available on a forward-looking basis because ATC does not provide guidance on GAAP net loss and is not able to present the various reconciling cash and non-cash items between GAAP net loss and adjusted EBITDA without unreasonable effort. In particular, stock-based compensation expense is impacted by ATC’s future hiring and retention needs, as well as the future fair market value of its equity, all of which is difficult to predict and is subject to change. The actual amount of these expenses during 2026 and 2027 will have a significant impact on ATC’s future GAAP financial results.

Forward-Looking Statements. Statements in this press release contain “forward-looking statements,” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “suggest,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Genenta’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict, including risks related to the transition to Saentra Forge, the expansion to a sovereign-aligned industrial consolidator, the legal proceedings with ENEA Tech, the funding provided by the recently acquired Mandatory Convertible Bond, the Phase 1/2a clinical trial for newly diagnosed GBM patients with uMGMT-GBM or any related studies, as well as Genenta’s ability to establish partnerships and fund its research and development plans. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Genenta’s Annual Report on Form 20-F for the year ended December 31, 2024, and Genenta’s material disclosures on Form 6-K dated January 26, 2026, both filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of the date of this announcement, and Genenta undertakes no duty to update such information except as required under applicable law. This press release discusses product candidates that are under preclinical or clinical evaluation and that have not yet been approved for marketing by the U.S. Food and Drug Administration or any other regulatory authority. Until finalized in a clinical study report, clinical trial data presented herein remain subject to adjustment as a result of clinical site audits and other review processes. No representation is made as to the safety or effectiveness of these product candidates or the use for which such product candidates are being studied. Temferon™ is an investigational product candidate for which the effectiveness and safety have not been established. In addition, Temferon™ is not approved for use in any jurisdiction.

Genenta Science Media
Tiziana Pollio, Mobile: +39 348 23 15 143
e-mail: tiziana.pollio@genenta.com